May 31, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div. No.1)
Contact:	Tatsuo Matsuda
Managing Executive Officer
Telephone:	+81-(0)3-6758-6711

Renewal of Countermeasures to Large-Scale Acquisitions of
MinebeaMitsumi Shares (Takeover Defense Measures)

The board of directors of Minebea Co., Ltd. (currently MinebeaMitsumi Inc.; the “Company” or “MinebeaMitsumi”) resolved at a meeting held on May 30, 2014 to renew a plan for countermeasures to large-scale acquisitions of the shares in the Company (takeover defense measures) (the “Former Plan”) and obtained the shareholders’ approval at the 68th ordinary general meeting of shareholders held on June 27, 2014.  The effective period of the Former Plan will expire at the conclusion of the 71st ordinary general meeting of shareholders of the Company to be held on June 29, 2017 (the “Ordinary General Meeting of Shareholders”).

The Company considered various developments involving the takeover defense measures, including those regarding amendments to laws and ordinances and actual practices, after renewing the Former Plan in May 2014, and determined that it is necessary to renew the Former Plan in order to ensure and enhance the Company’s corporate value and, in turn, the common interests of its shareholders based on the current legal systems and the market environment and other circumstances in Japan in light of the Company’s experience with inappropriate acquisitions, including those by abusive acquirers, made against the Company in the past.  Therefore, the Company announces that, before the expiration of the effective period of the Former Plan, the Company’s board of directors determined at the meeting held today to partially revise the Former Plan and introduce a renewed plan (the introduction is to be referred to as the “Renewal,” and the renewed plan is to be referred to as the “Plan”) as a measure to prevent decisions on the Company’s financial and business policies from being controlled by persons deemed inappropriate (Article 118, Item 3(b)(ii) of the Enforcement Regulations of the Companies Act) under the basic policy regarding the persons who control decisions on the Company’s financial and business policies (as provided in Article 118, Item 3 of the Enforcement Regulations of the Companies Act; the “Basic Policy”).  The Renewal will be subject to approval by the shareholders at the Ordinary General Meeting of Shareholders.  At the board of directors meeting held today, the Company directors, including independent outside directors, unanimously approved the Renewal, and all four corporate auditors of the Company, including its three outside corporate auditors, attended and agreed to the Renewal on the condition that the specific operation of the Plan will be properly conducted.

Major amendments to the Former Plan through the Renewal are:
(i)
the Company determined that a Shareholders Meeting (defined in (f) of III.3.1, ‘Procedures for Triggerring the Plan’ below; hereinafter the same) is in principle required to be held when triggering the takeover defense measures; and

(ii)	other stylistic changes in terms and the like.

Major shareholders of the Company as of March 31, 2017 are listed in Attachment 3 entitled “Major Shareholders of the Company.”  The Company has not received any notice or proposal of a large-scale acquisition of shares in the Company to date from a specific third party.

I.	Basic Policy regarding Persons Who Control Decisions on the Company’s Financial and Business Policies

The Company believes that the persons who control decisions on the Company’s financial and business policies need to be persons who fully understand the details of the Company’s financial and business affairs and the source of the Group’s corporate value and who will make it possible to continually and persistently ensure and enhance the Group’s corporate value and, in turn, the common interests of its shareholders.

The Company believes that ultimately its shareholders as a whole must make the decision on any proposed acquisition that would involve a transfer of corporate control of the Company.  Also, the Company would not reject a large-scale acquisition of the shares in the Company if it would contribute to the corporate value of the Group and, in turn, the common interests of its shareholders.

Nonetheless, there are some forms of large-scale acquisitions of shares that benefit neither the corporate value of the target company nor the common interests of its shareholders including without limitation those with a purpose that would obviously harm the corporate value of the target company and the common interests of its shareholders; those that threaten to effectively coerce shareholders into selling their shares, those that do not provide sufficient time or information for the target company’s board of directors and shareholders to consider the details of the large-scale acquisition or for the target company’s board of directors to make an alternative proposal and those that require the target company to discuss or negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer.

In order for the Group to ensure and enhance the corporate value and, in turn, the common interests of its shareholders, it is necessary for the Group to efficiently and continuously implement measures in the mid- to long-term, such as developing new products, cultivating new markets, and revolutionizing production technology, aiming to lead the competition through manufacturing and technological excellence, through worldwide expansion of its vertically integrated manufacturing system, which fully utilizes advanced, ultra-precision machining technology, overseas, large-scale mass production factories, and an enhanced research and development system, which are the source of the Group’s corporate value.

Unless the acquirer in a proposed large-scale acquisition of the shares in the Company understands the source of the corporate value and the characteristics that are indispensable to enhance the corporate value of the Group, as well as the details of the financial and business affairs of the Company, and will ensure and realize these elements over the mid- to long-term, the corporate value of the Group and the common interests of its shareholders would be harmed.

Therefore, the Company believes that persons who would make a large-scale acquisition of the shares in the Company in a manner that does not contribute to the corporate value of the Group or the common interests of its shareholders would be inappropriate as persons who control decisions on the Company’s financial and business policies.  The Company believes that it is necessary to ensure the corporate value of the Group and, in turn, the common interests of its shareholders by taking the necessary and reasonable countermeasures for the purpose of deterring acquisitions that are detrimental to the corporate value of the Group and, in turn, the common interests of its shareholders.

II.	The Source of the Group’s Corporate Value and Special Measures to Realize the Basic Policy

1.	The Source of the Group’s Corporate Value

The Company has steadily expanded business since its foundation in 1951 as Japan’s first specialized manufacturer of miniature ball bearings.  While efforts were made by many manufacturers to coordinate operations overseas, the Company proceeded with a strategy of overseas expansion with the acquisition of a factory in the U.S. in 1971, the establishment of a mass production base in Singapore in 1973, advancement into Thailand in 1982 and finally expansion into China in 1994.  In particular, regarding the commencement of mass production in Singapore, the Company advanced its overseas developments, being forced to act on its own to improve infrastructure at its factories, and to develop and manufacture machinery and equipment to efficiently and continuously produce manufactured goods.  The arrangement and maintenance of machinery and equipment efficiently contributed to the production activities within the factories, to produce jigs, tools and dies, and to educate local employees.  When the Company pressed forward into Thailand and China, it used the experience gained in Singapore as a base for transferring the techniques and structures for making its products to the plants in both countries, attempting to further improve those structures.  Further, through its expansion into Cambodia in 2011, the Company aims to ensure that it can offer a more stable supply of products through its past experience and by efficiently utilizing production networks in Asian countries such as Thailand.

Through this sequence of efforts came the birth of the Group’s original vertical integration manufacturing system, which covers the manufacturing process from the design and development of manufactured goods to the manufacturing and maintenance of dies and manufacturing and assembly machinery and equipment as well as in-house production and assembly of components completed within the Company.  This vertical integration manufacturing system is currently established as the organic connection between the mother factory in Japan and the manufacturing and development base in each country, and provides a system where products can be manufactured at each of the production factories with the same high level of quality and that allows constant supply to the world market.  The Group’s vertical integration manufacturing system is the basis for the Group’s ultra-precision machining technology that dominates other companies and for its advanced mass production techniques, enhanced research and development system, and large-scale, overseas, mass production factories that have expanded globally.  These technologies have led to the accumulation of over half a century’s worth of know-how and a broad range of foundational techniques that are the cornerstone of the Group’s impressive product development ability, to be taken on by each employee individually, and are the source of the Group’s current corporate value.

Furthermore, from the amalgamation of a great variety of fundamental and manufacturing technologies within the Group, the Group is able to bring forth derived products and new products by amalgamating several technologies.  The Group manufactures many kinds of electronic components and input devices such as machine-produced components, which include ball bearings, rod-end bearings and spherical bearings for aircraft and pivot assemblies for HDDs, rotary components with ball bearings (the major products manufactured by the Company), optical products such as lighting devices for LCDs and backlight inverters, and measuring components, and is now also able to advance a variety of derived products and new products by combining these various components.  New products arise through such amalgamation of technologies and products, resulting in new markets for the Company.  Revolutionizing product technology through this amalgamation of technologies and products allows for further advances in the competitiveness of the Group, and the results of developing new products, cultivating new markets and revolutionizing production technology based on the factors described above are linked to the increase in the Group’s performance, and believed to be what allows the Group to persist in improving the corporate value.

The Company believes that it is extremely important for us to understand the source of the Group’s corporate value that lies in its great variety of technologies, products and know-how that is inherited through the employees, as well as to comprehensively and continually make the most of those matters in the mid- to long-term, without pointlessly dividing the organic unification of these businesses, in order to enhance the Group’s corporate value and, in turn, the common interests of its shareholders.

2.	Measures to Ensure and Enhance Corporate Value and, in turn, the Common Interests of Shareholders

The Group has adopted the following five principles as its company policy:
(i)	a company for which employees feel proud to work;
(ii)	a company that is trusted by customers;
(ii)	delivering on shareholders’ expectations;
(iv)	a company that is welcomed by the community; and
(v)	contributing to the international society.

Under this company policy, the Group has adopted the basic policy for management of performing its social responsibilities to its shareholders, business partners, local communities, international society, its employees, and other various stakeholders and persisting in improving the corporate value.  In addition, the Group proactively makes efforts to develop high value-added products and enhance the quality of its products while concentrating its management resources in fields in which the Group is able to demonstrate its comprehensiveness.  The Group also makes it a policy to strengthen its business operations through efforts to enhance its financial standing, and to carry out highly transparent management that is easy for any parties inside or outside the Group to understand.

In addition, the Group fulfills its corporate social responsibilities and aims to further enhance its performance through various efforts, such as to decrease the burden on the environment by its products, promote environmental preservation activities, comply with laws and ordinances, carry out fair and appropriate business operations in accordance with the corporate ethics, and maintain good relationships with its stakeholders.

Furthermore, the Company integrated its businesses with MITSUMI ELECTRIC CO., LTD. (“Mitsumi Electric”) through share exchange with January 27, 2017 as the effective date and established “MinebeaMitsumi Inc.”  Under the above basic policy for management, the Group will thoroughly review productivity and aim to further improve the profitability of our existing products.  In addition, the Group will expand the EMS (Electro Mechanics Solutions) business that is driven by the combined technological strengths in electronic devices and components held by Mitsumi Electric and the Group as well as machined components.  On top of that, the Group will leverage the wealth of experience it has gained in manufacturing, sales, engineering, and development in order to provide flexible prices and meet the needs of our customers.  Furthermore, the Group will focus on establishing large-scale overseas mass production facilities as well as global R&D capabilities in light of regional risk assessment findings and, at the same time, actively work on improving profitability and increasing the corporate value through M&As and alliances.  The Group is striving to reach either net sales of one trillion yen or operating income of 100 billion yen in the fiscal year ending March 2021.  In order to achieve these goals, the Company will endeavor to develop organizations that make decisions regarding corporate management and carry out business, and promote the establishment, development and improvement of the internal control system in order to strengthen its corporate governance.

3.          Strengthening of Corporate Governance

(i)	Maintenance of an Organ for Making Decisions regarding Management and Executing Operations

The Company, through its 10 directors, makes prompt and highly strategic business judgments.  At the same time, under the executive officer system, the Company has delegated significant authority that was originally held by the board of directors to the executive officers, and clarified the roles of the management and supervisory function and the execution function.  Moreover, the Company has included two outside directors (a corporate manager and an attorney) in the 10 directors; these outside directors fulfill the roles of ensuring the health of the corporate management, promoting compliance management, strengthening the board of director’s supervisory function over the organs that execute operations, and the like, based on their ample experiences and insights.

Furthermore, with respect to the corporate auditors, in order to strengthen and enhance their auditing functions, the Company has included three outside corporate auditors (one of whom is a standing outside corporate auditor) in the four corporate auditors that make up the board of corporate auditors.  In addition to holding board of corporate auditors’ meetings and attending board of directors’ meetings and other material meetings, the corporate auditors, in conjunction with the accounting auditors and the internal audit department, conduct audits of domestic offices and subsidiaries as well as overseas subsidiaries and audit the directors’ performance of their duties based on their expert viewpoints and deep insights into finance and accounting.

In addition to the above, the Company conducted an evaluation of the effectiveness of the board of directors and, after careful consideration by the board of directors regarding the results of that analysis, has confirmed that the board of directors is fully functioning in all respects.  In addition, the Company continues to provide training opportunities for all of the directors and corporate auditors so that they can fulfill their roles and responsibilities and periodically holds training sessions with timely themes for directors, corporate auditors, and executive officers.  Furthermore, the Company endeavors to ensure appropriate monitoring and supervision over the Company’s management by preparing, for newly-elected directors and corporate auditors, opportunities to observe principal locations, including overseas locations, and to receive explanations from location members so that they can collect information on the Company’s organizations, operations, locations, and the like, as well as by providing training opportunities inside and outside the Company.

(ii)	Enhancement of Internal Control System

The Company makes efforts to comprehensively enhance and reinforce the compliance system, information storage and management system, risk management system, system for efficient performance of duties, group company control system and auditing system, based on the “Basic Policy for Internal Control Systems” resolved at a board of directors meeting.

In addition, the Company established the “MinebeaMitsumi Group Code of Conduct”, the “MinebeaMitsumi Group Officer and Employee Compliance Guidelines” and the “Compliance Management Rules”in order to set up a management system for compliance and cause the directors, executive employees and employees of the entire Group to act in compliance with laws, ordinances, articles of incorporation and the Group’s corporate ethics.  Further, with respect to corporate social responsibilities (CSR), the Company established “MinebeaMitsumi Group Basic CSR Policy” and “MinebeaMitsumi Group’s CSR Implementation Principles,” thereby implementing efforts to realize a sustainable society, and also the Group has established the “Internal CSR Promotion System” aimed at strengthening the CSR system and ensuring its penetration throughout the Company.

The Company will continue to promote and implement the abovementioned measures with the aim of strengthening corporate governance, whilst striving to ensure and enhance the Group’s corporate value and, in turn, the common interests of its shareholders.

III.	Measures to Prevent Decisions on the Company’s Financial and Business Policies from being Controlled by Persons Deemed Inappropriate Under the Basic Policy

1.	Purpose of the Renewal

The Plan is in line with the Basic Policy set out in section I above for the purpose of ensuring and enhancing the corporate value of the Group and, in turn, the common interests of its shareholders.

As set out in the Basic Policy, the Company’s board of directors believes that persons who would propose a large-scale acquisition in a manner that does not contribute to the corporate value of the Group or the common interests of its shareholders would be inappropriate as persons who control decisions on the Company’s financial and business policies.  The purpose of the Plan is to prevent decisions on the Company’s financial and business policies from being controlled by persons deemed inappropriate, to deter large-scale acquisitions that are detrimental to the corporate value of the Group and, in turn, the common interests of its shareholders, and on the occasion that the Company receives a large-scale acquisition proposal regarding the shares in the Company from an acquirer, to enable the Company’s board of directors to present an alternative proposal to the shareholders or ensure necessary time and information for the shareholders to decide whether or not to accept the large-scale acquisition proposal, and to enable the board of directors to negotiate for the benefit of the shareholders.

2.	Plan Outline

The Plan sets out procedures necessary to achieve the purpose stated in III.1 ‘Purpose of the Renewal’ above, including requirements for acquirers to provide information in advance in the case that the acquirer intends to make an acquisition of 20% or more of the Company’s share certificates or other equity securities.  The acquirer may not effect an acquisition until and unless the Company’s board of directors resolves not to trigger the Plan if the procedures for the Plan have commenced.

In cases such as where an acquirer acquires the Company’s share certificates or other equity securities without following the procedures set out in the Plan, in which the corporate value of the Group and the common interests of its shareholders could be harmed, and if the acquisition satisfies the triggering requirements set out in the Plan, the Company will allot share options with (a) an exercise condition that does not allow the acquirer to exercise rights, and (b) an acquisition provision to the effect that the Company may acquire the share options in exchange for the Company’s shares from persons other than the acquirer by means of a gratis allotment of share options to all shareholders, except the Company, at that time.

If a gratis allotment of share options were to take place in accordance with the Plan and all shareholders other than the acquirer, etc. received shares in the Company as a result of those shareholders exercising or the Company acquiring those share options, the ratio of voting rights in the Company held by the acquirer may be diluted by up to 50%.

Under the Plan, the Company will obtain a determination with respect to matters such as the implementation or non-implementation of the gratis allotment of share options or the acquisition of share options from the independent committee, which is solely composed of outside parties who are independent from the management of the Company,, in order to eliminate arbitrary decisions by directors, and ensure the transparency of the procedures by timely disclosure of information to the Company’s shareholders.

3.	Plan Details

3.1	Procedures for Triggering the Plan

(a)	Targeted Acquisitions
The Plan will be applied in cases where any purchase or other acquisition of share certificates, etc. of the Company that falls under (i) or (ii) below or any similar action (including a proposal for such action) (except for such action as the Company’s board of directors separately determines not to be subject to the Plan; the “Acquisition”) takes place.

(i)
A purchase or other acquisition that would result in the holding ratio of share certificates, etc. (kabuken tou hoyuu wariai)[1] of a holder (hoyuusha)[2] totaling at least 20% of the share certificates, etc. (kabuken tou)[3] issued by the Company; or

(ii)
A tender offer (koukai kaitsuke)[4] that would result in the party conducting the tender offer’s ownership ratio of share certificates, etc. (kabuken tou shoyuu wariai)[5] and the ownership ratio of share certificates, etc. of a person having a special relationship (tokubetsu kankei-sha)[6] totaling at least 20% of the share certificates, etc. (kabuken tou)[7] issued by the Company.

The party intending to make the Acquisition (the “Acquirer”) shall follow the procedures prescribed in the Plan, and the Acquirer must not effect the Acquisition until and unless the Company’s board of directors resolves not to implement the gratis allotment of Share Options (defined in (e) below) in accordance with the Plan.

(b)          Submission of Acquirer’s Statement
The Company will request the Acquirer to submit to the Company in the form separately prescribed by the Company a legally binding document that includes an undertaking that the Acquirer will comply with the procedures set out in the Plan (signed by or affixed with the name and seal of the representative of the Acquirer and to which no conditions or reservations are attached) and a qualification certificate of the person who signed or affixed its name and seal to that document (collectively, “Acquirer’s Statement”) before commencing or effecting the Acquisition.  The Acquirer’s Statement must include the name, address or location of headquarters, location of offices, governing law for establishment, name of the representative, contact information in Japan for the Acquirer and outline of the intended Acquisition.  The Acquirer’s Statement and the Acquisition Document set out in (c) below and any other materials submitted by the Acquirer to the Company or the Independent Committee must be written in Japanese.

1 Defined in Article 27-23.4 of the Financial Instruments and Exchange Act.  The same applies throughout this document.
2 Including persons described as a holder under Article 27-23.3 of the Financial Instruments and Exchange Act (including persons who are deemed to fall under the above by the board of directors of the Company).  The same applies throughout this document.
3 Defined in Article 27-23.1 of the Financial Instruments and Exchange Act.  The same applies throughout this document unless otherwise provided for.
4 Defined in Article 27-2.6 of the Financial Instruments and Exchange Act.  The same applies throughout this document.
5 Defined in Article 27-2.8 of the Financial Instruments and Exchange Act.  The same applies throughout this document.
6 Defined in Article 27-2.7 of the Financial Instruments and Exchange Act (including persons who are deemed to fall under the above by the board of directors of the Company); provided, however, that persons provided for in Article 3.2 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, etc. by  Person other than Issuer are excluded from the persons described in Article 27-2.7(i) of the Financial Instruments and Exchange Act.  The same applies throughout this document.
7 Defined in Article 27-2.1 of the Financial Instruments and Exchange Act.

(c)          Request to the Acquirer for the Provision of Information
The Company will provide the Acquirer the format for the Acquisition Document (defined below), including a list of information that the Acquirer should provide to the Company, no later than 10 business days after receiving the Acquirer’s Statement.  The Acquirer must provide the Company’s board of directors with the document in the form provided by the Company (the “Acquisition Document”), which includes the information described in each item of the list below (“Essential Information”).

If the Company’s board of directors receives the Acquisition Document, it will promptly send it to the Independent Committee (standards for appointing members, requirements for resolutions, resolution matters, and other matters concerning the Independent Committee are as described in Attachment 1 ‘Outline of the Rules of the Independent Committee,’ and business backgrounds and other matters regarding members of the Independent Committee at the time of the Renewal will be as described in Attachment 2 ‘Profiles of the Members of the Independent Committee’).  If the Company’s board of directors and the Independent Committee determine that the Acquisition Document does not contain sufficient Essential Information, it may set a reply period and request that the Acquirer provide additional information either directly or indirectly.  In this case, the Acquirer must submit such additional information to both the Company’s board of directors and the Independent Committee within the reply period.

(i)
Details (including name, capital relationship, financial position, operation results, details of violation of laws or ordinances in the past (if any), and terms of any previous transactions which are similar to the Acquisition or  involving the share certificates, etc. of the Company) of the Acquirer and its group (including joint holders,[8] persons having a special relationship and persons having a special relationship with a person in relation to whom the Acquirer is the controlled corporation9).[10]

8 Defined in Article 27-23.5 of the Financial Instruments and Exchange Act, including persons regarded as a joint holder under Article 27-23.6 of the Financial Instruments and Exchange Act (including persons who are deemed a joint holder by the Company’s board of directors).  The same applies throughout this document.
9 Defined in Article 9.5 of the Order for Enforcement of the Financial Instruments and Exchange Act.
10 If an Acquirer is a fund, information relating to the matters described in (i) about each partner and other constituent members is required.

(ii)
The purpose, method and specific terms of the Acquisition (including the amount and type of consideration, the timeframe, the scheme of any related transactions, the legality of the Acquisition method, and the feasibility of the Acquisition).

(iii)	The amount and basis for the calculation of the purchase price of the Acquisition.

(iv)
Financial support for the Acquisition (including the names of providers of funds (including all indirect providers of funds) for the Acquisition, financing methods and the terms of any related transactions, etc.).

(v)	Details of communications regarding the Acquisition with a third party (if any).

(vi)	Post-Acquisition management policy, administrative organization, business plan, and capital, and dividend policies for the Group.

(vii)	Post-Acquisition policies for the Company’s shareholders (other than the Acquirer), employees, business partners, and clients of the Group, and other stakeholders of the Company.

(viii)
Specific information on the possibility of infringement by the Acquirer of any law or regulation in Japan or overseas (including the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and competition laws in foreign countries).

(ix)	Specific measures to avoid any conflict of interest with other shareholders in the Company if such conflict of interest were to arise.

(x)	Information on whether the Acquirer is an anti-social force (including an anti-market force (han shijyo seiryoku); hereinafter the same) and any relationship with an anti-social force.

(xi)	Any other information that the Independent Committee reasonably considers necessary.

(d)	Consideration of Acquisition Terms, Negotiation with the Acquirer, and Consideration of an Alternative Proposal

(i)	Request to the Company’s Board of Directors for the Provision of Information
If the Acquirer submits the Acquisition Document and any additional information that the Independent Committee requests, the Independent Committee may set a reply period as appropriate and request that the Company’s board of directors present an opinion (including an opinion to refrain from giving such opinion; hereinafter the same) on the Acquirer’s Acquisition terms, materials supporting such opinion, an alternative proposal (if any), and any other information that the Independent Committee considers necessary.

(ii)	Independent Committee Consideration
If the Independent Committee deems that the information (including the information additionally requested) provided by the Acquirer is sufficient, it will conduct its consideration of the Acquisition terms, collection of information such as the business plans of the Acquirer and the Company’s board of directors and comparison thereof, and consideration of any alternative plan presented by the Company’s board of directors, and the like for a period of 90 days after the receipt of the information (the “Independent Committee Consideration Period”).  Further, if it is necessary in order to improve the terms of the Acquisition from the standpoint of ensuring and enhancing the corporate value of the Group and, in turn, the common interests of its shareholders, the Independent Committee will directly or indirectly discuss and negotiate with the Acquirer or present the alternative plan from the Company’s board of directors to the Company’s shareholders, etc. or conduct similar actions.

In order to ensure that the Independent Committee’s decision contributes to the Group’s corporate value and, in turn, the common interests of its shareholders, the Independent Committee may, at the cost of the Company, obtain advice from financial advisers, certified public accountants, attorneys, certified public tax accountants, consultants or any other experts.  If the Independent Committee directly or indirectly requests the Acquirer to provide materials for consideration or any other information, or to discuss and negotiate with the Independent Committee, the Acquirer must promptly respond to such request.

(e)	Procedures for Recommendations by the Independent Committee
Based on the abovementioned procedures, if the Independent Committee determines that the Acquisition falls under any of the trigger events set out below in 3.2, ‘Requirements for the Gratis Allotment of Share Options’ (collectively, “Trigger Events”), the Independent Committee will recommend the implementation of the gratis allotment of share options (as detailed in 3.3 ‘Outline of the Gratis Allotment of Share Options’; the relevant share options hereinafter referred to as “Share Options”) to the Company’s board of directors except in any specific case where further provision of information by the Acquirer or discussion or negotiation with the Acquirer is necessary.

However, even after the Independent Committee has already made a recommendation for the implementation of the gratis allotment of Share Options, if the Independent Committee determines that either of the events in (A) or (B) below applies, it may make a new recommendation that (i) (on or before the second business day prior to the ex-rights date with respect to the gratis allotment of Share Options) the Company should cancel the gratis allotment of Share Options, or (ii) (from the effective date of the gratis allotment of Share Options and until the day immediately prior to the commencement date of the exercise period of the Share Options) the Company will acquire the Share Options for no consideration.

(A)	The Acquirer withdraws the Acquisition or the Acquisition otherwise ceases to exist after the recommendation.

(B)	There is no longer any Trigger Event due to a change or the like in the facts or other matters on which the recommendation decision was made.

On the other hand, if the Independent Committee determines that the Acquisition by the Acquirer does not fall under either of the Trigger Events, the Independent Committee will not recommend the implementation of the gratis allotment of Share Options to the Company’s board of directors.

Notwithstanding the foregoing, even if the Independent Committee has already made such decision, if there is a change in the facts or other matters on which the decision was made and Trigger Events arise, the Independent Committee may make a new recommendation that the Company should implement the gratis allotment of Share Options.

If the Independent Committee does not reach a recommendation for the implementation of the gratis allotment of Share Options or the like by the expiration of the initial Independent Committee Consideration Period, the Independent Committee may, to the reasonable extent that it is considered necessary for actions such as consideration of the terms of the Acquirer’s Acquisition, consideration of an alternative proposal and discussion and negotiation with the Acquirer, extend the Independent Committee Consideration Period (up to 30 days in total).  If the Independent Committee Consideration Period is extended, the Independent Committee will continue to collect information, deliberate, discuss, negotiate and perform similar activities, and use its best efforts to make a recommendation for the implementation or non-implementation of the gratis allotment of Share Options within the extended period.

(f)	Convocation of a Shareholders Meeting
If the Independent Committee recommends implementation of the gratis allotment of Share Options, the Company’s board of directors will, if it is practically possible, convene a meeting of shareholders11 (the “Shareholders Meeting”) to confirm the intent of the Company’s shareholders relating to whether or not that gratis allotment should be implemented.
In this case, the Company’s board of directors shall disclose without delay the fact that the Shareholders Meeting will be held and other matters that the Company’s board of directors determines appropriate and shall commence procedures for holding the Shareholders Meeting.

(g)	Resolutions by the Board of Directors
The Company’s board of directors, in exercising their role as an organization under the Companies Act, will pass a resolution relating to the implementation or non-implementation of a gratis allotment of Share Options respecting to the maximum extent any recommendation made by the Independent Committee in accordance with (e) above.
However, if a Shareholders Meeting is held pursuant to (f) above, the Company’s board of directors shall make a necessary resolution as appropriate in accordance with the resolution of that Shareholders Meeting.

(h)	Information Disclosure
When operating the Plan, the Company will disclose, in a timely manner, information on the progress of each procedure set out in the Plan (including the fact that the Acquirer’s Statement and Acquisition Document have been submitted, the fact that an Acquirer who intends to effect the Acquisition without submitting the Acquirer’s Statement or Acquisition Document emerges, the fact the Independent Committee Consideration Period has commenced, and the fact that the Independent Committee Consideration Period has been extended, as well as the extended period and the reason for the extension), an outline of recommendations made by the Independent Committee, an outline of resolutions by the board of directors, an outline of resolutions by the Shareholders Meeting, and other matters that the Independent Committee or the Company’s board of directors considers appropriate, in accordance with the applicable laws and ordinances or the applicable regulations and rules of the financial instruments exchange.

11 “A meeting of shareholders” is used not only for a meeting of shareholders under the Companies Act that resolves the matters to be resolved prescribed in Article 295 of the Companies Act, but also for a meeting that is held in accordance with the procedures based on the provisions regarding meetings of shareholders in the Companies Act and where advisory resolutions are made for matters other than the matters to be resolved prescribed in Article 295.

3.2	Requirements for the Gratis Allotment of Share Options

The requirements to trigger the Plan to implement a gratis allotment of Share Options are as follows.  As described above in (e) of 3.1, ‘Procedures for Triggering the Plan,’ the Company’s board of directors will make a determination as to whether any of the following requirements applies to an Acquisition for which the determination by the Independent Committee is required to be obtained.

Trigger Event (1)
The Acquisition is not in compliance with the procedures prescribed in the Plan (including cases where reasonable time and information necessary to consider the details of the Acquisition is not offered) and it is reasonable to implement the gratis allotment of Share Options.

Trigger Event (2)
The Acquisition falls under any of the items below and it is reasonable to implement the gratis allotment of Share Options.

(a)	An Acquisition that threatens to cause obvious harm to the corporate value of the Group and, in turn, the common interests of its shareholders through any of the following actions:
(i)	A buyout of share certificates, etc. to require such share certificates, etc. to be compulsorily purchased by the Company or the Company’s affiliates or other related parties at a high price.

(ii)	Management that achieves an advantage for the Acquirer to the detriment of the Company, such as temporary control of the Group’s management for the low-cost acquisition of the Group’s material assets.

(iii)	Diversion of the Group’s assets to secure or repay debts of the Acquirer or its group company.

(iv)
Temporary control of the Company’s management to bring about the disposal of high-value assets that have no current relevance to the Group’s business and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends.

(b)
Certain Acquisitions that threaten to effectively coerce shareholders into selling shares, such as coercive two-tiered tender offers (meaning acquisitions of shares including tender offers, in which no offer is made to acquire all shares in the initial acquisition, and acquisition terms for the second stage are set that are unfavorable or unclear).

(c)
Acquisitions to which the terms (including the amount and type of consideration, timeframe of the Acquisition, legality of the Acquisition method, feasibility of the Acquisition being effected, post-Acquisition management policy and business plan, and policies dealing with the Group’s other shareholders, clients, business partners, and other stakeholders of the Group after the Acquisition) are inadequate or inappropriate in light of the Group’s intrinsic value.

(d)
Acquisitions that materially threaten to oppose the corporate value of the Group or the common interests of shareholders, by damaging technological abilities and production capacity, and relationships with the Group’s clients, and business partners, which are indispensable to the generation of the Group’s corporate value.

3.3	Outline of the Gratis Allotment of Share Options

Following is an outline of the gratis allotment of Share Options scheduled to be implemented under the Plan.

(a)	Number of Share Options
The number of Share Options to be allotted upon implementation of a gratis allotment of Share Options is the same as the most recent total number of issued shares in the Company (excluding the number of shares in the Company held by the Company at that time) on a certain date (the “Allotment Date”) that is separately determined in a resolution by the Company’s board of directors relating to the gratis allotment of Share Options (the “Gratis Allotment Resolution”).

(b)	Shareholders Eligible for Allotment
The Company will allot the Share Options to shareholders, other than the Company, who are recorded in the Company’s most recent register of shareholders on the Allotment Date (the “Entitled Shareholders”), at a ratio of one Share Option for each share in the Company held.

(c)	Effective Date of Gratis Allotment of Share Options
The effective date of the gratis allotment of Share Options will be separately determined in the Gratis Allotment Resolution.

(d)	Number of Shares to be Acquired upon Exercise of the Share Options
The number of shares in the Company to be acquired upon exercise of each Share Option (the “Applicable Number of Shares”) shall, in principle, be one share.

(e)	Amount to be Contributed upon Exercise of Share Options
Contributions upon exercise of the Share Options are to be in cash, and the amount per share in the Company to be contributed upon exercise of the Share Options will, in principle, be one yen.

(f)	Exercise Period of the Share Options
The commencement date of the exercise period will be a date separately determined in the Gratis Allotment Resolution (this commencement date of the exercise period shall be referred to as the “Exercise Period Commencement Date”), and the period will, in principle, be a period from one month to six months long as separately determined in the Gratis Allotment Resolution.

(g)	Conditions for Exercise of Share Options
Except where any exceptional event12 occurs, the following parties may not exercise the Share Options (the parties falling under (I) through (VI) below shall collectively be referred to as “Non-Qualified Parties”):

(I)	Specified Large Holders;[13]

(II)	Joint holders of Specified Large Holders;

(III)	Specified Large Purchasers;[14]

12 Specifically, the Company intends to set out that an “exeptional event” means when (x) the Acquirer cancels or revokes the Acquisition, or promises that it will not conduct any subsequent Acquisition, after the Gratis Allotment Resolution and the Acquirer or other Non-Qualified Parties dispose of their shares in the Company through a securities firm appointed and authorized by the Company to do so, and (y) the Acquirer’s shareholding ratio determined by the Company’s board of directors (when calculating the shareholding ratio, Non-Qualified Parties other than the Acquirer and its joint holders are deemed to be the Acquirer’s joint holders, and Share Options held by Non-Qualified Parties, the conditions of which have not been satisfied, are excluded) (the “Non-Qualified Parties’ Shareholding Ratio”) falls below the lower of (i) the Non-Qualified Parties’ Shareholding Ratio before the Acquisition, or (ii) 20%, the Acquirer or other Non-Qualified Parties making the disposal may exercise Share Options to the extent that the number of shares to be issued or delivered upon exercise of the Share Options is up to the number of shares disposed of and to the extent of the ratio under either (i) or (ii) above.  Detailed conditions and procedures for exercise of Share Options by Non-Qualified Parties will be determined separately by the Company’s board of directors.
13 “Specified Large Holder” means, in principle, a party who is a holder of share certificates, etc. issued by the Company and whose holding ratio of share certificates, etc. in respect of such share certificates, etc. is at least 20% (including any party who is deemed applicable to the above by the Company’s board of directors); provided, however, that a party that the Company’s board of directors recognizes as a party whose acquisition or holding of share certificates, etc. of the Company is not contrary to the Company’s corporate value or the common interests of shareholders or a certain other party that the board of directors determines in the Gratis Allotment Resolution is not a Specified Large Holder.  The same applies throughout this document.
14 “Specified Large Purchaser” means, in principle, a person who makes a public announcement of purchase, etc. (as defined in Article 27-2.1 of the Financial Instruments and Exchange Act; the same applies throughout this Note 14) of share certificates, etc. (as defined in Article 27-2.1 of the Financial Instruments and Exchange Act; the same applies throughout this Note 14) issued by the Company through a tender offer and whose ratio of ownership of share certificates, etc. in respect of such share certificates, etc. owned by such person after such purchase, etc. (including similar ownership as prescribed in Article 7.1 of the Order for Enforcement of the Financial Instruments and Exchange Act) is at least 20% when combined with the ratio of ownership of share certificates, etc. of a person having a special relationship (including any party who is deemed to fall under the above by the Company’s board of directors); provided, however, that a party that the Company’s board of directors recognizes as a party whose acquisition or holding of share certificates, etc. of the Company is not contrary to the Company’s corporate value or the common interests of shareholders or certain other party that the Company’s board of directors determines in the Gratis Allotment Resolution is not a Specified Large Purchaser.  The same applies throughout this document.

(IV)	Persons having a special relationship with Specified Large Purchasers;

(V)	Any transferee of, or successor to, the Share Options of any party falling under (I) through (IV) without the approval of the Company’s board of directors; or

(VI)	Any Affiliated Party[15] of any party falling under (I) through (V).

Further, nonresidents of Japan who are required to follow certain procedures under applicable foreign laws and ordinances to exercise the Share Options may not as a general rule exercise the Share Options (provided, however, that the Share Options held by nonresidents will be subject to acquisition by the Company in exchange for shares in the Company as set out in (ii) of paragraph (i), ‘Acquisition of Share Options by the Company’ below, on the condition that it is confirmed that the relevant acquisition by the Company does not infringe any applicable law or ordinance).  In addition, anyone who fails to submit a written undertaking, in the form prescribed by the Company and containing representations and warranties regarding matters such as the fact that he or she satisfies the exercise conditions of the Share Options, indemnity clauses and other covenants, may not exercise the Share Options.

(h)	Restriction on Assignment of Share Options
Any acquisition of the Share Options by assignment requires the approval of the Company’s board of directors.

(i)	Acquisition of Share Options by the Company
(i)
At any time on or before the date immediately prior to the Exercise Period Commencement Date, if the Company’s board of directors deems that it is appropriate for the Company to acquire the Share Options, the Company may, on a day separately determined by the Company’s board of directors, acquire all of the Share Options for no consideration.

15 An “Affiliated Party” of a given party means a person who substantially controls, is controlled by, or is under common control with such given party (including any party who is deemed to fall under the above by the Company’s board of directors), or a party deemed by the Company’s board of directors to substantially act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Article 3.3 of the Enforcment Regulations of the Companies Act) of other corporations or entities.

(ii)
On a date separately determined by the Company’s board of directors, the Company may acquire all of the Share Options that have not been exercised before or on the business day immediately prior to such date determined by the Company’s board of directors, that are held by parties other than Non-Qualified Parties (if any) and, in exchange, deliver shares in the Company in the number equivalent to the Applicable Number of Shares for each Share Option.  In addition, if, on or after the date upon which the acquisition takes place, the Company’s board of directors recognizes the existence of any party holding Share Options other than Non-Qualified Parties, the Company may, on a date determined by the Company’s board of directors that falls after the date upon which the acquisition described above takes place, acquire all of the Share Options held by that party that have not been exercised by or on the business day immediately prior to such date determined by the Company’s board of directors (if any) and, in exchange, deliver shares in the Company in the number equivalent to the number of the Applicable Number of Shares for each Share Option.  The same will apply thereafter.

(j)          Delivery of Share Options in Case of Merger, Absorption-type Demerger (kyushu bunkatsu), Incorporation-type Demerger (shinsetsu bunkatsu), Share Exchange (kabushiki koukan), and Share Transfer (kabushiki iten)
These matters will be separately determined in the Gratis Allotment Resolution.

(k)          Issuance of Certificates Representing the Share Options
Certificates representing the Share Options will not be issued.

(l)          Other
In addition, the details of the Share Options will be separately determined in the Gratis Allotment Resolution.

3.4          Procedures for the Renewal

The Renewal will be effected subject to shareholders’ approval at the Ordinary General Meeting of Shareholders of the agenda item regarding the Renewal.

3.5          Effective Period, and Abolition, Revision or Amendment of the Plan

The effective period of the Plan (the “Effective Period”) will be the period until the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within three years after the conclusion of the Ordinary General Meeting of Shareholders.

However, if, before the expiration of the Effective Period, the Company’s board of directors resolves to abolish the Plan, the Plan will be abolished in accordance with that resolution.

Further, the Company’s board of directors may revise or amend the Plan even during the Effective Period of the Plan, in cases where the revision or amendment is not contrary to the purpose of the resolution of the Ordinary General Meeting of Shareholders such as cases where any law, ordinance, or rule of a financial instruments exchange or the like concerning the Plan is established, amended or abolished and it is appropriate to reflect such establishment, amendment or abolition in the Plan, cases where it is appropriate to revise the wording for reasons such as typographical errors and omissions, and cases where the revision or amendment does not cause any disadvantage to the Company’s shareholders, and subject to the approval of the Independent Committee.

If the Plan is abolished, revised or amended, the Company will promptly disclose the fact that such abolition, revision or amendment has taken place, and (in the event of a revision or amendment) the details of the revision, amendment and any other matters.

3.6          Revision Due to Amendment to Laws and Ordinances

The provisions of laws and ordinances referred to under the Plan are subject to the prevailing provisions as of May 31, 2017.  If it becomes necessary after such date to revise the terms and conditions or definitions of terms set out in the paragraphs above due to the establishment, amendment or abolishment of laws and ordinances, the terms and conditions or definitions of terms set out in the paragraphs above will be read accordingly as required to a reasonable extent, taking into consideration the purposes of such establishment, amendment or abolishment.

4.          Impact on Shareholders and Investors

4.1	Impact on Shareholders and Investors Upon Renewal

Upon the Renewal, the Plan will have no direct or material impact on shareholders and investors because no actual gratis allotment of Share Options will be implemented.

4.2	Impact on Shareholders and Investors at the Time of the Gratis Allotment of Share Options

(i)	Procedures for Shareholders upon Gratis Allotment of Share Options
If the Company’s board of directors resolves to make a gratis allotment of Share Options, it will also decide the Allotment Date in the same resolution and give public notice of this Allotment Date.  In this case, the Company will make a gratis allotment of Share Options to the Entitled Shareholders for one Share Option per share in the Company held by the Entitled Shareholders.  All Entitled Shareholders will become Share Option holders as a matter of course on the effective date of the gratis allotment of Share Options, and no further procedures, such as applying for such gratis allotment, will be necessary.

In addition, even after the Company’s board of directors resolves to make a gratis allotment of Share Options, the Company may, by respecting any recommendation of the Independent Committee described above in section (e) of 3.1, ‘Procedures for Triggering the Plan,’ to the maximum extent, (i) (on or before the second business day prior to the ex-rights date with respect to the gratis allotment of Share Options) cancel the gratis allotment of Share Options, or (ii) (from the effective date of the gratis allotment of Share Options and until the business day immediately prior to the commencement date of the exercise period of the Share Options) acquire all Share Options for no consideration.  In such cases, no dilution of the value per share in the Company held by the shareholders will result, and it is possible that investors who have sold or bought the shares in the Company expecting to see such a dilution will suffer commensurate damage as a result of a fluctuation in the share price.

(ii)	Procedures for Exercising Share Options
The Company will deliver, as a general rule, a document necessary to be submitted for the exercise of the Share Options (in the form prescribed by the Company and containing necessary matters such as the terms and number of Share Options for exercise and the exercise date for the Share Options, as well as representations and warranties regarding matters such as that the shareholders themselves satisfy the exercise conditions of the Share Options, indemnity clauses and other covenants, and information necessary to allocate shares of the Company to the account of the Entitled Shareholders) and other documents necessary for the exercise of the Share Options to the Entitled Shareholders.  After the gratis allotment of Share Options, the shareholders will be issued, as a general rule, one share in the Company in exchange for each Share Option upon submitting these necessary documents during the exercise period of Share Options and by paying in the prescribed manner the exercise price of Share Options, which will be one yen per share, as a general rule.

If the Company’s shareholders do not exercise their Share Options or pay the amount equivalent to the exercise price, the shares they hold in the Company will be diluted by the exercise of Share Options by other shareholders.

However, it is also possible for the Company to acquire the Share Options of all shareholders other than Non-Qualified Parties and, in exchange, deliver shares in the Company, in accordance with the procedures set out in (iii) below.  If the Company carries out such acquisition procedures, all shareholders other than Non-Qualified Parties will come to receive shares in the Company without exercising their Share Options or paying an amount equivalent to the exercise price and, in principle, there will be no subsequent dilution of the shares in the Company they hold.

(iii)	Procedures for the Acquisition of Share Options by the Company
If the Company’s board of directors determines to acquire the Share Options, the Company will acquire the Share Options in accordance with the statutory procedures from the shareholders other than Non-Qualified Parties, on the date separately determined by the Company’s board of directors and deliver shares in the Company in exchange for the Share Options.  In this case, the shareholders concerned will come to receive one share in the Company in principle as consideration for the acquisition by the Company of those Share Options, without paying the amount equivalent to the exercise price.  However, in such case, the shareholders concerned will be separately requested to provide information necessary to allocate shares of the Company to the account of the Entitled Shareholders and submit, in the form prescribed by the Company, a written undertaking including representations and warranties regarding matters such as the fact that they are not Non-Qualified Parties, indemnity clauses and other covenants.

In addition, the Company will disclose information to or notify all of its shareholders with respect to the particulars of the allotment method, exercise method and method for acquisition by the Company after these matters are determined in the Gratis Allotment Resolution, so we request that shareholders check these details at that time.

IV.	Decisions and Reasoning by the Company’s Board of Directors regarding Above Measures

1.	Decisions and Reasoning regarding the Special Measures to Realize the Basic Policy (measures set out in II above)

As set out in section II above, the Company has implemented such measures for enhancing the corporate value and such policies for strengthening its corporate governance practices as specific measures to continually and persistently enhance the Group’s corporate value and, in turn, the common interests of the Company’s shareholders.  These measures will indisputably contribute to the realization of the Basic Policy.

Therefore, these measures comply with the Basic Policy and are consistent with the common interests of the Company’s shareholders, and are not implemented for the purpose of maintaining the positions of the directors and the corporate auditors of the Company.

2.
Decisions and Reasoning regarding the Measures to Prevent Decisions on the Company’s Financial and Business Policies from being Controlled by a Person Viewed as Inappropriate under the Basic Policy (measures set out in III above)

2.1	The Plan Fully Satisfies the Basic Policy

The Plan is a mechanism to maintain the corporate value of the Group and, in turn, the common interests of its shareholders by ensuring the necessary time and information is made available for the shareholders to decide whether or not to accept the Acquisition of share certificates, etc. of the Company and for the Company’s board of directors to present an alternative proposal to the shareholders, and by enabling the board of directors to negotiate with the Acquirer for the benefit of the shareholders when the Acquisition is to be effected.  As above, the Plan is in compliance with the Basic Policy.

2.2	The Plan is not Detrimental to the Common Interests of the Shareholders and does not Aim to Maintain the Positions of Directors and Corporate Auditors of the Company

For the following reasons, the Company believes that the Plan would not be detrimental to the common interests of the Company’s shareholders, and that it has not been implemented for the purpose of maintaining the positions of the directors and the corporate auditors of the Company.

(i)	Satisfying the Requirements of the Guidelines for Takeover Defense Measures
The Plan satisfies all of the three principles set out in the Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders’ Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principles of:
•	ensuring and enhancing the corporate value and shareholders’ common interests;
•	prior disclosure and respect for shareholder intent; and
•	ensuring necessity and reasonableness.

(ii)	Placing High Value on the Intent of Shareholders
The Renewal will be effected subject to shareholder approval at the Ordinary General Meeting of Shareholders.  In addition, the Plan, in principle, will require to hold the Shareholders Meeting and to confirm the intent of the Company’s shareholders relating to whether or not to implement the gratis allotment of Share Options, if the Independent Committee recommends implementation of the gratis allotment of Share Options.

Further, the Plan is subject to a so-called sunset clause setting the Effective Period of approximately three years and if, even before the expiration of the Effective Period of the Plan, the board of directors of the Company resolves to abolish the Plan, the Plan will be abolished at that time.  In this regard, the life of the Plan depends on the intent of the Company’s shareholders.

(iii)	Disclosure of information and emphasis on the decisions by independent parties such as outside directors
In order to eliminate arbitrary decisions by the Company’s board of directors and its directors, substantive decisions on triggering of, amendment to or other operation of the Plan will be made by the Independent Committee, which is solely composed of outside directors or other outsiders who are independent from the Company.  If an Acquisition of shares in the Company were to actually occur, this Independent Committee would, as set out above in III.3.1,’Procedures for Triggering the Plan,’ and in accordance with the Rules of the Independent Committee, make substantive determinations as to whether or not the Acquisition would have a detrimental effect on the corporate value of the Group and, in turn, the common interests of shareholders.  Then, the Company’s board of directors would, by taking into consideration those determinations to the maximum extent, pass a resolution pursuant to the Companies Act of Japan.

In this way, the Independent Committee will strictly monitor any arbitrary actions by the Company’s board of directors and disclose outlines of its decisions to the shareholders, and will ensure a structure under which the Plan is operated in a transparent way to the extent that contributes to the corporate value of the Group and, in turn, the common interests of its shareholders.

(iv)	Establishment of Reasonable and Objective Requirements
As set out above at section (e) of III.3.1, ‘Procedures for Triggering the Plan,’ and section III.3.2, ‘Requirements for the Gratis Allotment of Share Options,’ the Company believes that the Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Company’s board of directors.

(v)	Obtaining the Advice of Third-Party Experts
As set out above at section (d)(ii) of III.3.1, ‘Procedures for Triggering the Plan,’ if an Acquirer emerges, the Independent Committee may obtain the advice of financial advisors, certified public accountants, lawyers, certified public tax accountants, consultants and other experts at the cost of the Company.  This is a mechanism to even more securely enhance the objectivity and fairness of the decisions made by the Independent Committee.

(vi)	No Dead-Hand or Slow-Hand Takeover Defense Measures
As stated above in section III.3.5, ‘Effective Period, and Abolition, Revision or Amendment of the Plan,’ the Plan may be abolished by a person who acquires a large number of share certificates, etc. in the Company through an election at a general meeting of shareholders of directors nominated by that person and through a resolution of the Company’s board of directors attended by the so-elected directors.

Therefore, the Plan is not a dead-hand takeover defense measure (a takeover defense measure in which even if a majority of the members of the board of directors are replaced, the triggering of the measure cannot be stopped).  Also, as the Company has not adopted a system of staggered terms of office, the Plan is not a slow-hand takeover defense measure either (a takeover defense measure in which triggering takes more time to stop due to the fact that all members of the board of directors cannot be replaced at once).

---End---

Attachment 1

Outline of the Rules of the Independent Committee

・	The Independent Committee shall be established by resolution of the Company’s board of directors.
・
There shall be no less than three members of the Independent Committee, and the Company’s board of directors shall elect the members from (i) outside directors of the Company (including those who are scheduled to be elected), (ii) outside corporate auditors of the Company (including those who are scheduled to be elected) and (iii) other outside experts who are independent from the management that executes the business of the Company.  However, such experts must be experienced corporate managers, former government employees, parties with knowledge of the investment banking industry, lawyers, certified public accountants, certified public tax accountants, researchers whose research focuses on the Companies Act or the like, or parties of similar qualifications, and must have executed with the Company an agreement separately specified by the Company’s board of directors that contains a provision obligating them to exercise the duty of care of a good manager or similar provision.

・
Unless otherwise determined by a resolution of the Company’s board of directors, the term of office of members of the Independent Committee will be until the conclusion of the ordinary general meeting of shareholders relating to the final fiscal year ending within three years after the conclusion of the Ordinary General Meeting of Shareholders.  However, the term of office of any member of the Independent Committee who is an outside director or outside corporate auditor shall end at the same time they cease to be a director or corporate auditor (except in the case of their re-appointment).

・
The Independent Committee shall make decisions on the matters listed below and make recommendations to the Company’s board of directors containing the details of and reasons for the recommendation.  Respecting such recommendations of the Independent Committee to the maximum extent, the Company’s board of directors shall make decisions as an organization under the Companies Act.  Each member of the Independent Committee and each director of the Company must make such decisions solely with a view to whether or not the corporate value of the Group and the common interests of its shareholders will be enhanced, and they must not serve the purpose of their own interests or those of the management of the Company.

(a)	The implementation or non-implementation of the gratis allotment of Share Options.

(b)	The cancellation of the gratis allotment of Share Options or the gratis acquisition of Share Options.
(c)	Any other matters that are for determination by the Company’s board of directors in respect to which it has consulted the Independent Committee.
・	In addition to the matters prescribed above, the Independent Committee shall conduct the matters listed below.
(a)	Determining whether the Acquisitions should be made subject to the Plan.
(b)	Determining the information that the Acquirer and the Company’s board of directors should provide to the Independent Committee, and the deadline for the provision of that information.
(c)	Examination and consideration of the terms of the Acquirer’s Acquisitions.
(d)	Direct or indirect discussion and negotiation with the Acquirer.
(e)	Request for an alternative proposal to the Company’s board of directors and consideration of the alternative proposal.
(f)	Determination for extension of the Independent Committee Consideration Period.
(g)	Approval of revision or amendment of the Plan.
(h)	Determination whether or not takeover defense measures other than the Plan should be introduced.
(i)	Any other matters that the Plan prescribes that the Independent Committee may conduct.
(j)	Any matters that the Company’s board of directors separately determines that the Independent Committee may conduct.
・
If the Independent Committee decides that the details stated in the Acquisition Document are inadequate as Essential Information, it may request that the Acquirer provide additional information.  Further, if the Independent Committee receives from the Acquirer the Acquisition Document and any additional information that it requests, it may request that the Company’s board of directors provide within a certain period an opinion regarding the terms of the Acquisition by the Acquirer and materials supporting that opinion, an alternative proposal (if any), and any other information that the Independent Committee may consider necessary from time to time.

・
If it is necessary in order to have the terms of the Acquirer’s Acquisition improved from the standpoint of ensuring and enhancing the corporate value of the Group and, in turn, the common interests of its shareholders, the Independent Committee shall either directly or indirectly discuss and negotiate with the Acquirer, or present to shareholders the alternative plan of the Company’s board of directors or conduct any similar action.

・
In order to collect the necessary information, the Independent Committee may request the attendance of a director, corporate auditor or employee of the Company, or any other party that the Independent Committee considers necessary, and may require explanation of any matter it requests.

・
The Independent Committee may, at the Company’s expense, obtain the advice of financial advisers, certified public accountants, lawyers, certified public tax accountants, consultants and other experts) and conduct similar actions.

・	Any member of the Independent Committee may convene a meeting of the Independent Committee when an Acquisition arises, or at any other time.
・
As a general rule, resolutions of meetings of the Independent Committee shall pass with a majority when all of the members of the Independent Committee are in attendance (including attendance via video conference or telephone conference; hereinafter the same).  However, in unavoidable circumstances a resolution may pass with a majority of voting rights when a majority of the members of the Independent Committee are in attendance.

---End---

Attachment 2

Profiles of the Members of the Independent Committee

The following three persons are the members of the Independent Committee.

Kohshi Murakami	Outside Director of the Company
Date of Birth
February 8, 1940
Background
March 1965	Obtained Masters degree from Graduate School of Law, Kyoto University
April 1967	Appointed as assistant judge, Tokyo District Court
April 1999	Appointed as Presiding Justice of the Division, Tokyo High Court
February 2005	Retired
April 2005	Employed as Professor, Graduate School of Law, Kyoto University
June 2005	Joined TMI Associates as Special Counsel (current position)
November 2005	Appointed as Outside Corporate Auditor of SANEI-INTERNATIONAL CO., LTD.
April 2008	Employed as Visiting Professor, Graduate School, Yokohama National University
May 2008	Appointed as Member of the Independent Committee of the Company (current position)
June 2008	Appointed as Outside Director of the Company (current position)
April 2010	Employed as Professor, Juris Doctor’s Program, Daito Bunka University

* Mr. Murakami is an outside director.  Mr. Murakami does not have any special interest in the Company.  The Company notified the Tokyo Stock Exchange and the Nagoya Stock Exchange that Mr. Murakami is an independent director of the Company.

Shinichiro Shibasaki	Outside Corporate Auditor of the Company
Date of Birth
December 2, 1958
Background
March 1981	Graduated from Faculty of Law, Chuo University
April 1989	Registered as attorney-at-law Joined Inami and Ota
April 1993	Inami and Ota changed its name to Inami, Ota and Shibasaki (Partner)
October 2010	Became member of Dispute Resolution Committee of The General Insurance Association of Japan (current position)
May 2011	Inami, Ota and Shibasaki changed its name to Law Office Juricom (Partner) (current position)
April 2012	Employed as Part-time Professor, Tokai University School of Medicine
June 2014	Appointed as Outside Corporate Auditor of the Company (current position)
April 2015	Employed as Visiting Professor, Tokai University School of Medicine (current position)

* Mr. Shibasaki is an outside corporate auditor.  Mr. Shibasaki does not have any special interest in the Company.  The Company notified the Tokyo Stock Exchange and the Nagoya Stock Exchange that Mr. Shibasaki is an independent corporate auditor of the Company.

Takehiko Nagasaki
Date of Birth
May 31, 1943
Background
March 1967	Graduated from Meiji University School of Law
January 1969	Joined Tokyo Daiichi Certified Public Accountant Office
August 1971	Registered as certified public accountant
July 1988	Joined Showa Ota & Co.
May 1989	Became Partner at Showa Ota & Co.
April 2000	Appointed as Executive Director of Century Ota Showa & Co. (now Ernst & Young ShinNihon LLC)
May 2006	Appointed as Vice CEO at Century Ota Showa & Co.
August 2008	Appointed as Senior Advisor at Century Ota Showa & Co.
June 2009	Appointed as Outside Corporate Auditor of SAN-AI OIL Co., Ltd. (current position)
July 2009	Established and became Partner at Takehiko Nagasaki Certified Public Accountant Office (current position)
September 2009	Appointed as Member of the Independent Committee of the Company (current position)
April 2010	Appointed as Auditor of National Cancer Center
Appointed as Auditor of National Center of Neurology and Psychiatry
October 2016	Appointed as Outside Corporate Auditor of The Dai-ichi Life Insurance Company, Limited (current position)
Concurrent positions	Outside Corporate Auditor of SAN-AI OIL Co., Ltd., Outside Corporate Auditor of The Dai-ichi Life Insurance Company, Limited

* Mr. Nagasaki does not have any special interest in the Company.

---End---

Attachment 3

Major Shareholders of the Company

Major shareholders of the Company as of March 31, 2017 are as follows:

Name of Shareholders	Number of Shares Held (thousand shares)	Percentage of Shares Owned to the Total Number of Outstanding Shares
The Master Trust Bank of Japan, Ltd. (Trust Account)	31,045	7.26
Japan Trustee Services Bank, Limited (Trust Account)	22,885	5.35
Takahashi Industrial and Economic Research Foundation	15,447	3.61
Sumitomo Mitsui Trust Bank, Limited	15,413	3.60
Japan Trustee Services Bank, Limited (Trust Account 4)	13,860	3.24
Sumitomo Mitsui Banking Corporation	10,223	2.39
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,181	2.38
Keiaisha Co., Ltd.	10,100	2.36
THE CHASE MANHATTAN BANK 385036	6,944	1.62
Japan Trustee Services Bank, Limited (Trust Account 5)	6,683	1.56

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